Exhibit 99.2

CORREVIO PHARMA CORP.

(the “Company”)

Annual General and Special Meeting of Securityholders

(the “Meeting”)

May 15, 2020

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	41,574,291
Total issued and outstanding Common Shares as at Record Date:	66,191,487
Percentage of issued and outstanding Common Shares represented:	62.81%

1.	Election of Directors

By ordinary resolution passed by online ballot vote, the following six nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Richard M. Glickman	22,178,735	91.92%	1,949,793	8.08%
W. James O’Shea	22,207,225	92.04%	1,921,303	7.96%
William L. Hunter	21,942,248	90.94%	2,186,280	9.06%
Mark H. Corrigan	22,036,542	91.33%	2,091,986	8.67%
Arthur H. Willms	22,210,276	92.05%	1,918,252	7.95%
Robert J. Meyer	22,223,356	92.10%	1,905,172	7.90%
Vanda De Cian	22,154,462	91.82%	1,974,066	8.18%

2.	Appointment of Auditor

By ordinary resolution passed by online ballot vote, KMPG LLP, Chartered Accountants was appointed auditor of the Company for the ensuing year.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
39,819,301	95.78	1,754,990	4.22

3.	Approval of Arrangement Resolution (Shareholders)

By special resolution passed by online ballot vote, the plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving the Company and Mercury Pharma Group Limited, an indirect, wholly owned subsidiary of ADVANZ PHARMA Corp. Limited. was approved by shareholders of the Company present online or represented by proxy at the Meeting, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
20,700,036	85.79	3,428,492	14.21

4.	Approval of Arrangement Resolution (Securityholders)

By special resolution passed by online ballot vote, the Arrangement was approved by shareholders and holders of options, restricted share units and phantom share units of the Company (on an “as converted basis”), present online or represented by proxy at the Meeting, voting together as a single class, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
25,274,072	88.06	3,428,492	11.94

No other non-routine business was transacted or voted upon at the Meeting.

Dated: May 15, 2020